File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

(Filed March 30, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 30, 2009

Release

Vitro Reports 4Q' 08 Declines of 18.2% and 41.8% in Sales and EBITDA

San Pedro Garza Garcia, Nuevo Leon, Mexico, March 30, 2009.- Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), one of the world's largest producers and distributors of glass products, today announced 4Q'08 unaudited results. Year over year consolidated net sales declined 18.2 percent mostly affected by a 28.2 percent peso depreciation during the quarter while EBITDA decreased 41.8 percent. The consolidated EBITDA margin decreased to 10.9 percent from 15.3 percent in the same period last year.

Commenting on the results for the quarter, Mr. Hugo Lara, Chief Executive Officer, said, "This was a difficult quarter for Vitro as the worldwide recession and tight credit markets clearly impacted results. It is also clear that Vitro's strong market position and franchise, a long standing diversified blue chip client base and the investments in our manufacturing facilities over the past ten years constitute an important foundation in these challenging times. But most importantly, we are confident we are taking all the necessary steps to continue business as usual although at a lower capacity while maintaining ongoing relationships with customers and suppliers. In fact, we are focused on actively controlling costs, managing our liquidity,   and generating cash flow, while we restructure our financial obligations."

Mr. Claudio del Valle, Chief Administrative and Financial Officer, commented, "In the face of global declining demand, Glass Container sales volumes were down in all segments reflecting overall weak conditions. As a result, domestic and export sales declined year-over-year by 16.9 percent and 14.1 percent, respectively. While EBITDA benefited somewhat by cost reduction initiatives we reported a 34.2 percent year-over-year drop for glass containers. On a comparable basis, excluding Comegua which was deconsolidated since December 2008, EBITDA would have decreased 30.7 percent YoY. Looking forward, our goal is to optimize production lines to assure continuity and have launched several programs to increase volumes."

"Flat Glass sales fell 18 percent this quarter mainly driven by continued tough industry conditions in the North American Automotive business, as well as the US and Spanish construction segments. In the Mexican construction market, we maintained our market share despite an industry wide volume decrease. Auto glass volumes to the OEM market fell 10 percent in the face of a 26 percent industry drop as a result of weakening demand, which translated into a market share gain from 14 percent to 17 percent in the NAFTA region. Float glass exports remained strong with volume up 22 percent year-over-year. EBITDA, in turn, declined during the period, mainly as a result of lower fixed-cost absorption. Looking ahead, our goal is to build sales through marketing programs for the domestic automotive glass replacement aftermarket, expansion of Vitro Cristalglass product offerings, increasing float glass exports to new markets. For Vitro America, the focus is on value added products and areas where we can differentiate our products. In all Flat Glass, we are analyzing demand and expect to rationalize capacity where required."

FINANCIAL HIGHLIGHTS*
	4Q'08	4Q'07	% Change
Consolidated Net Sales	538	659	-18.2%
Glass Containers	275	337	-18.5%
Flat Glass	256	312	-18.0%
Cost of Sales	392	436	-10.1%
Gross Income	146	223	-34.3%
Gross Margins	27.2%	33.8%	-6.6 pp
SG&A	132	143	-8.1%
SG&A % of sales	24.5%	21.8%	2.7 pp
EBIT	15	79	-81.5%
EBIT Margins	2.7%	12.1%	-9.4 pp
EBITDA	59	101	-41.8%
Glass Containers	50	76	-34.2%
Flat Glass	7	30	-75.9%
EBITDA Margins	10.9%	15.3%	-4.4 pp
Net Income	(343)	48	-
Net Income Margins	-63.6%	7.2%	-71 pp
Total Debt	1,463	1,373	6.6%
Short Term Debt	1,337	87	1440.1%
Long Term Debt	127	1,286	-90.1%
Average life of debt(1)	5.5	6.9

Cash & Cash Equivalents(2)	110	186	-41.2%
Total Net Debt	1,354	1,186	14.1%
* Million US$ Nominal
(1) 4Q'08 average life of debt does not reflect the reclassification of the outstanding amount of the Senior Notes debt from long-term to short-term.
(2) In 2007, Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current assets while in 2008 they include cash collaterizing debt also accounted for in other current assets. Please refer to the Consolidated Financial Position section.

Addressing the restructuring process, Mr. Lara commented, "Today we are in the process of negotiations with counterparties to determine alternatives for restructuring derivative obligations.  An additional element of the restructuring involves our bondholders and other financial counterparties. A committee has been formed and we have been negotiating with bondholders.  At this point, we are in the process of developing a business plan that outlines our strategy and expected performance which will be presented to creditors in the next few weeks."

"We have also taken steps to revitalize the Company, including cost reduction initiatives throughout every aspect of our company, while optimizing production capacity to maximize utilization and efficiencies consistent with the current level of operations. Together, these initiatives will represent annualized savings of between US$80 and US$120 million once fully implemented. During 2008, US$40 million were implemented and will have their full benefit in 2009. To further maximize our cash position we have also reduced capital expenditures to US$74 million for 2009 and sold several minor non-productive assets."

"In summary, we are taking decisive steps to better position Vitro for the future and will continue to maintain constant communication with creditors, financial institutions, clients and suppliers as we advance our plans in 2009," Mr. Lara closed.

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period.  Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices,  changes in energy prices, particularly gas, changes in the business strategy, and other factors.  Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.  The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

	Dec-08	Dec-07
Inflation in Mexico
Quarter	2.5%	1.5%
Accumulated	6.5%	3.8%
Inflation in USA
Quarter	-4.8%	0.7%
Accumulated	0.3%	4.1%
Exchange Rate
Closing	13.8325	10.8662
Devaluation
Quarter	28.2%	-0.5%
Accumulated	27.3%	0.5%

EFFECTS OF INFLATION

  NIF B-10, Effects of Inflation.- CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26 percent, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF    B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

  INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10.- INIF 9 states that financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP".  A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure.  We disclose in this report certain non-GAAP financial measures, including EBITDA.  EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance.  We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.  EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings.  We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements.  EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS.  EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity.  EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges.  The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. Additionally, it exports its products to over 50 countries around the World. For more information, you can access Vitro's Website at: http://www.vitro.com.

Fourth Quarter 2008 results

Conference Call and Web cast

Wednesday, March 4, 2009

11:00 AM U.S. EST - 10:00 A.M. Monterrey time

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com. A replay of the web cast will be available through the end of the day on March 11, 2009. For inquiries regarding the conference call, please contact Danielle Birrer or Susan Borinelli of Breakstone Group via telephone at (646) 452-2336, or via email at dbirrer@breakstone-group.com

For further information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Danielle Birrer Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico/Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

               Consolidated Results

                              Sales                                                                 4

                              EBIT and EBITDA                                            4

                              Consolidated Financing Result                            5

                              Taxes                                                                6

                              Consolidated Net Loss                                      7

                              Capital Expenditures                                          7

                              Consolidated Financial Position                          7

                              Cash Flow                                                         9

                              Derivative Financial Instruments Situation          11

                              Key Developments                                           12

               Glass Containers                                                              18

               Flat Glass                                                                        19

               Consolidated Financial Statements                                   21

               Segmented Information                                                    22

Consolidated Results

Sales

Consolidated net sales for 4Q'08 decreased 18.2 percent YoY to US$538 million from US$659 million last year, mostly affected by a 28.2 percent peso depreciation during the quarter. For fiscal year 2008, consolidated net sales rose 2.6 percent to US$2,627 million from US$2,560 million in year 2007. Glass Containers sales for the quarter decreased YoY by 18.5 percent while Flat Glass sales declined 18.0 percent over the same time period.

During the quarter domestic, export and foreign subsidiaries' sales decreased 13.2 percent, 24.4 percent and 20.3 percent YoY respectively.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%			YoY%
	4Q'08	4Q'07	Change	2008	2007	Change

Pesos(1)
Total Consolidated Sales	7,147	7,190	(0.6)	29,013	28,591	1.5

Glass Containers	3,646	3,672	(0.7)	15,484	14,639	5.8
Flat Glass	3,395	3,418	(0.7)	13,187	13,591	(3.0)

Domestic Sales	3,444	3,019	14.1	12,831	12,008	6.9
Export Sales	1,337	1,621	(17.5)	6,547	6,673	(1.9)
Foreign Subsidiaries	2,367	2,550	(7.2)	9,635	9,911	(2.8)

Nominal Dollars
Total Consolidated Sales	538	659	(18.2)	2,627	2,560	2.6

Glass Containers	275	337	(18.5)	1,406	1,317	6.8
Flat Glass	256	312	(18.0)	1,191	1,210	(1.6)

Domestic Sales	241	278	(13.2)	1,157	1,078	7.4
Export Sales	112	149	(24.4)	600	601	(0.3)
Foreign Subsidiaries	185	232	(20.3)	870	881	(1.2)

% Foreign Currency Sales* / Total Sales	55%	58%	-2.6 pp	56%	58%	-1.9 pp
% Export Sales / Total Sales	21%	23%	-1.7 pp	23%	23%	-0.7 pp

(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter decreased 81.5 percent YoY to US$15 million from US$79 million last year. EBIT margin decreased 9.4 percentage points to 2.7 percent from 12.1 percent. For fiscal year 2008, consolidated EBIT decreased 33.7 percent to US$160 million from US$242 million in year 2007. During this same period of time, EBIT margin decreased 3.3 percentage points to 6.1 percent from 9.4 percent.

EBIT for the quarter at Glass Containers decreased by 61.0 percent YoY, while at Flat Glass EBIT decreased to negative US$6 million from US$20 million in 4Q'07.

Consolidated EBITDA for the quarter decreased 41.8 percent to US$59 million from US$101 million in 4Q'07. The EBITDA margin declined 4.4 percentage points YoY to 10.9 percent from 15.3 percent due to lower volumes which also impacted fixed-cost absorption. For fiscal year 2008, consolidated EBITDA declined 15.9 percent to US$329 million from US$391 million in year 2007. 2008 EBITDA includes US$26 million EBITDA from Comegua for first eleven months of the year. Comegua was deconsolidated since December 2008.

During the quarter, EBITDA at Glass Containers decreased 34.2 percent YoY to US$50 million from US$76 million while EBITDA at Flat Glass decreased 75.9 percent YoY to US$7 million from US$30 million. For details on both business units please refer to page 18 and 19, respectively.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%
	4Q'08	4Q'07	Change	2008	2007	Change

Pesos(1)
Consolidated EBIT	187	867	(78.4)	1,710	2,704	(36.7)
Margin	2.6%	12.1%	-9.5 pp	5.9%	9.5%	-3.6 pp

Glass Containers	330	705	(53.2)	1,661	2,085	(20.3)
Flat Glass	(89)	218	--	186	782	(76.3)

Consolidated EBITDA	772	1,100	(29.8)	3,605	4,379	(17.7)
Margin	10.8%	15.3%	-4.5 pp	12.4%	15.3%	-2.9 pp

Glass Containers	660	828	(20.3)	2,776	3,100	(10.5)
Flat Glass	90	331	(72.7)	789	1,320	(40.3)

Nominal Dollars
Consolidated EBIT	15	79	(81.5)	160	242	(33.7)
Margin	2.7%	12.1%	-9.4 pp	6.1%	9.4%	-3.3 pp

Glass Containers	25	65	(61.0)	152	188	(18.7)
Flat Glass	(6)	20	--	20	69	(70.7)

Consolidated EBITDA	59	101	(41.8)	329	391	(15.9)
Margin	10.9%	15.3%	-4.4 pp	12.5%	15.3%	-2.8 pp

Glass Containers	50	76	(34.2)	252	278	(9.4)
Flat Glass	7	30	(75.9)	74	116	(36.5)

(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

Consolidated Financial Result

Consolidated financing result for the quarter increased to US$446 million from US$23 million during 4Q'07. This situation was mainly driven by three factors: a non-cash foreign exchange loss of US$257 million during 4Q'08 due to a 28.2 percent depreciation of the Mexican peso compared with a 0.5 percent appreciation in the same period last year; higher other financing expenses due to the change in the mark-to-market1, which does not represent a cash expense, claimed by our derivative counterparties; and the elimination of the monetary position at the beginning of year 2008 due to the new Mexican Financial Reporting Standards (please refer to the related note on page 2).

For fiscal year 2008, total consolidated financing result increased to US$752 million from US$147 million mainly driven by higher other financial expenses and lower monetary position due to the reasons mentioned in the previous paragraph coupled with a higher non-cash foreign exchange loss due to a 27.3 percent depreciation during 2008 compared with a 0.5 percent depreciation during year 2007.

1Please refer to the Derivative Financial Instruments Situation section

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%			YoY%
	4Q'08	4Q'07	Change	2008	2007	Change

Pesos(1)
Interest Expense	(544)	(390)	39.5	(1,691)	(1,703)	(0.7)
Interest Income	16	10	57.8	58	175	(67.0)
Other Financial Expenses(2)	(1,957)	(45)	4,209.7	(4,222)	(509)	729.0
Foreign Exchange (Loss)	(3,367)	(2)	--	(3,221)	(94)	--
Monetary Position (Loss)(3)	-	175	--	-	471	--
Total Financing Result	(5,852)	(253)	2,216.1	(9,076)	(1,660)	446.8

Nominal Dollars
Interest Expense	(41)	(36)	14.2	(151)	(152)	(1.0)
Interest Income	1	1	29.9	5	16	(66.6)
Other Financial Expenses(2)	(149)	(4)	3,495.1	(367)	(46)	704.5
Foreign Exchange (Loss)	(257)	0	--	(240)	(7)	--
Monetary Position (Loss)(3)	-	16	--	-	42	--
Total Financing Result	(446)	(23)	1,854.6	(752)	(147)	412.6
(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) Includes derivative transactions and interest related to factoring transactions
(3) According with the new Mexican Financial Reporting Standards, the monetary position effect was eliminated at the beginning of year 2008. For further details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

Taxes

Total income tax decreased from an income of US$16 million in 4Q'07 to an income of US$117 million during this quarter due to lower taxable profits in our Mexican operations mainly derived from the non-cash change in the mark-to-market claimed by our derivative counterparties and the depreciation of the Mexican peso which does not represent a cash outflow.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%			YoY%
	4Q'08	4Q'07	Change	2008	2007	Change

Pesos(1)
Accrued Income Tax	20	253	(91.9)	132	395	(66.6)
Deferred Income Tax (gain)	(1,602)	(422)	279.6	(2,271)	(351)	546.4
Total Income Tax	(1,582)	(169)	836.9	(2,139)	44	--

Nominal Dollars
Accrued Income Tax	1	23	(94.2)	12	36	(66.1)
Deferred Income Tax (gain)	(119)	(39)	204.9	(181)	(32)	461.1
Total Income Tax	(117)	(16)	648.8	(169)	3	--
(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.

Consolidated Net Loss

During 4Q'08 the Company recorded a consolidated net loss of US$343 million compared to a net income of US$48 million during the same period last year. This variation is mainly the result of a US$423 million increase in total financing result derived from a non-cash change in the mark-to-market1 claimed by our derivative counterparties coupled with a lower EBIT. These factors were partially offset by an income tax gain of US$117 million during this quarter compared with an income of US$16 million during the same period last year. During this quarter, other expenses include US$7 million in severance payments.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$22 million, compared with US$70 million in 4Q'07. Glass Containers represented 67 percent of total CapEx and was mainly invested in the final stage of the transfer of Vidriera Mexico's ("Vimex") facilities to Toluca and maintenance. Flat Glass accounted for 33 percent and was mainly invested in maintenance.

Consolidated Financial Position

The cash deposited as collateral for derivative instruments nets the derivative instruments liability1. Due the aforementioned, net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, increased QoQ by US$25 million to US$1,354 million. On a YoY comparison, net debt increased US$167 million.

As of 4Q'08, the Company had a cash balance of US$110 million, of which US$103 million was recorded as cash and cash equivalents and US$6 million was classified as other current assets. The US$6 million is restricted cash collateralizing debt composed of US$2 million recorded at Flat Glass and US$4 million recorded at the Holding Company.

Consolidated gross debt as of December 31, 2008 totaled US$1,463 million, a QoQ increase of US$7 million and a YoY increase of US$91 million.

1Please refer to the Derivative Financial Instruments Situation section

Table 5
Debt Indicators
(Million dollars; except as indicated)

	4Q'08	3Q'08	2Q'08	1Q'08	4Q'07

Interest Coverage(1)
(EBITDA/ Interest Expense) (Times) LTM	2.1	2.6	2.6	2.6	2.6

Leverage(1)
(Total Debt / EBITDA) (Times) LTM	5.6	4.0	3.8	3.6	3.4
(Total Net Debt / EBITDA) (Times) LTM	5.2	3.6	3.6	3.3	2.9

Total Debt(2)	1,463	1,456	1,426	1,402	1,373
Short-Term Debt(3)	1,337	158	143	132	87
Long-Term Debt	127	1,299	1,283	1,270	1,286

Cash and Equivalents(4)	110	128	77	138	186
Total Net Debt	1,354	1,329	1,349	1,264	1,186

Currency Mix (%) dlls&Euros/Pesos	96/4	95/5	97/3	98/2	98/2
(1) Financial ratios are calculated using figures in pesos
(2) Beginning in 4Q'08, total debt does not include US$74 million corresponding to the debt of Comegua, which was deconsolidated starting December 1st, 2008.
(3) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
(4) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivative instruments accounted for in current and other long term assets.

  The Company's average life of debt* as of 4Q'08 was 5.5 years compared with 6.9 years for 4Q'07.

  Short-term debt* as of December 31, 2008, increased by US$43 million to 9 percent as a percentage of total debt, compared with 6 percent in 4Q'07.

  Revolving debt*, included trade-related debt, accounted for 89 percent of total short-term debt. This type of debt is usually renewed within 28 to 270 days.

  Current maturities of long-term debt*, including current maturities of market debt, decreades by US$36 million to US$14 million from US$50 million as of December 31 2007. As of 4Q'08 current maturities of long-term debt represented 11 percent of short-term debt.

  As of December 31 2008 Vitro had an aggregate of US$113 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat glass recorded US$63 million and Glass Containers recorded US$50 million.

  Maturities for 2009* include long-term "Certificados Bursatiles" and Credit Facilities at the Holding Company and subsidiary level.

  Maturities for 2009* and thereafter include, among others, long-term "Certificados Bursatiles", the Senior Notes due in 2012, Senior Notes due in 2013 and Senior Notes due in 2017 at the Holding Company level.

* Does not include the reclassification of the outstanding amount of the Senior Notes from long-term to short-term

Cash Flow

Cash flow before CapEx and dividends decreased to US$58 million from US$110 million in 4Q'07. This was the result of lower EBITDA coupled with the YoY effect of a net interest expense of US$38 million compared with a net interest income of US$1 million during 4Q'07, which includes a derivative transaction that anticipated US$50 million. This situation was partially offset by a higher working capital recovery and lower cash taxes paid.

This cash and flow was used to fund US$22 million in CapEx investments compared with US$70 million in 4Q'07.

For fiscal year 2008, the Company recorded cash flow before CapEx and dividends of US$94 million compared with US$238 million in year 2007. The above mentioned decrease, partially offset by a US$23 million reduction in cash taxes paid, was due to lower EBITDA, higher net interest expense and increased working capital needs. This cash flow coupled with available cash and increased debt was used to fund the US$176 million CapEx investments.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%
	4Q'08	4Q'07	Change	2008	2007	Change

Pesos(2)
EBITDA	772	1,100	(29.8)	3,605	4,379	(17.7)
Net Interest Expense(3)	(521)	14	--	(1,934)	(1,213)	59.5
Working Capital(4)	559	309	81.0	(288)	31	--
Cash Taxes (paid) recovered(5)	(62)	(189)	(67.3)	(277)	(530)	(47.8)
Cash Flow before Capex and Dividends	749	1,233	(39.3)	1,107	2,667	(58.5)

Capex	(290)	(767)	(62.2)	(1,909)	(2,695)	(29.2)
Dividends	3	(2)	--	(271)	(207)	30.5
Net Free Cash Flow	461	464	(0.5)	(1,073)	(235)	356.5

Nominal Dollars
EBITDA	59	101	(41.8)	329	391	(15.9)
Net Interest Expense(3)	(38)	1	--	(173)	(108)	60.3
Working Capital(4)	42	26	59.8	(37)	3	--
Cash Taxes (paid) recovered(5)	(4)	(17)	(74.5)	(24)	(48)	(48.8)
Cash Flow before Capex and Dividends	58	110	(47.2)	94	238	(60.3)

Capex	(22)	(70)	(69.1)	(176)	(242)	(27.3)
Dividends	0	(0)	--	(26)	(19)	37.7
Net Free Cash Flow	37	40	(7.8)	(107)	(23)	376.6
(1) This statement is a Cash Flow statement and it does not represent a Statement of Cash Flow according with Mexican FRS
(2)  Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(3) Year 2007 does not include additional interests and transaction fees associated with the debt refinancing completed in 1Q'07.
(4) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(5) Includes PSW (Profit Sharing to Workers)

Derivative Financial Instruments Situation

Derivative financial instruments have not been designated as hedges because they do not meet all of the accounting requirements by the Mexican Financial Reporting Standards and are therefore classified as trading for accounting purposes.

At December 31, 2008, subject to what is expressed in the last paragraph of this numeral, the Company's derivative financial instruments had the following position:

- Derivative financial instruments for trading purposes:

Open Derivative financial instruments	Notional MMBTUs	Period	Fair Value Asset (Liability), (million pesos)
Swaps and Options of natural gas with Pemex	23,220,000*	2009 to 2011*	(433)
Embedded derivatives identified in supply contracts			(20)
Total derivative financial instruments			(453)

- Derivative financial instruments unwinded, subject to what is expressed in the last paragraph of this numeral:

Derivative financial instruments unwinded	Unwinded Positions Value (million pesos)
Natural Gas	(2,992)
Forreign exchange	(1,648)
Interest rate	197
Total derivative financial instruments unwinded	(4,443)
Cash deposited as collateral	1,177
Total derivative financial instruments unwinded, net	(3,266)

As of December 31, 2008, subject to what is expressed in the last paragraph of this numeral, certain positions have been unwinded for approximately US$ 325 million. The cash deposited as collateral related to this positions accounts approximately US$ 85 million (without including interests).

Some derivative financial instrument counterparties have filed law suites in the Supreme Court of the State of New York demanding the payment of the unwinded positions. The Company has been notified of such demands and has reached stay agreements with counterparties, agreeing a continuance of the deadline for the filing of its initial response and its defense to such demands. As to the counterparties that have not filed any claims until this date, the Company has reached stay agreements for the same period.

The Company is still evaluating, assisted by its external advisors, the validity, amount and legality of the derivative financial instruments described above, notwithstanding that such instruments are subject to the applicable laws and exemptions, in Mexico and abroad, therefore, the amount stated herein are simple estimates that in no manner or under no concept should be considered as an express or implied acknowledgement of the same by the Company, and neither should be considered as a renunciation of the Company to any right, which has on purposely reserved and continues to do so, included the right to adjust or eliminate, depending on the circumstances, in its case, this amounts.

*As of December 31, 2008, the Company has hedges for approximately 70% of its estimated natural gas consumption for 2009, 25% for 2010 and 15% for 2011.

Key Developments

FINANCIAL POSITION

Vitro provides update on financial situation

On February 5, 2009, the Company announced that in order to preserve the necessary cash to continue its operations and consistent with the Senior Notes interest payments to bondholders announcement, it elected not to make a scheduled payment of $150 million pesos, plus accrued interest, due February 5, 2009 on its Certificados Bursatiles issued in 2003 ("CEBURES 03"). Although the documents governing the CEBURES 03 grant the Company a 3-day grace period, the Company did not make the payment in such term; instead Vitro is holding discussions with the holders of the CEBURES 03 in an effort to reach a mutually acceptable agreement to restructure this financial obligation along with the rest of the financial creditors. Vitro also announced that it was informed that Credit Suisse International (CSIN) has filed a lawsuit against one of its subsidiaries in the Supreme Court of the State of New York demanding payment of approximately US$85 million. This complaint arises out of a derivative financial instrument (this amount is part of the US$293 million previously announced) and therefore the Company is analyzing alternatives. Additionally, the Company informed that an accounts receivable credit facility with The Royal Bank of Scotland, which provided funds to one of Vitro's subsidiaries, with a balance of approximately US$19 million, which was scheduled to end April, 2009, was concluded.

Vitro is continuing its discussions with the counterparties of the derivative financial instruments ("Counterparties"), its bondholders and its creditors to achieve an organized financial restructuring to improve its balance sheet. There can be no assurance that the Company's discussions with the Counterparties, its bondholders, and other creditors will be successful. Vitro will provide updates on these discussions, from time to time, as appropriate. Vitro is committed to providing the quality products and services its broadly diversified customers need. Vitro intends to maintain its operations and continue its business relationships with its customers and suppliers as it seeks to achieve a restructuring of its indebtedness. Vitro, which is commemorating its first century in 2009, has a strong foundation in place with solid business operations, strong franchise and market positions and superior quality products.

Vitro provides update on financial situation and cost reduction initiatives

On January 29, 2009, the Company announced that four of the Counterparties (the "Counterparties") with whom the Company and/or its subsidiaries entered into derivative financial instruments had provided notice to the Company, invoking the agreements governing the derivative financial instruments (the "DFI Agreements"), stating that the failure of the Company to pay an aggregate of approximately US$293 million (including approximately US$80 million held as cash collateral by such Counterparties) constitutes events of default under the DFI Agreements, and have effectively demanded payment of such amounts. As of December 31st 2008, the Company had a net loss of approximately US$358 million according to the claims by its derivative counterparties (not including accrued interest), including a loss of approximately US$33 million related to the only open derivative financial instruments covering natural gas contracts from 2009-2011 with Pemex.

The events of default under the DFI Agreements result in an event of default under the indentures governing the Senior Notes, as described below and the 11.75 percent Senior Notes due 2013 (the "2013 Notes"), enabling the trustees of such Notes, or with respect to each of the 2012 Notes, the 2017 Notes, and the 2013 Notes, the holders of 25 percent or more in principal amount of such Notes, to declare the US$300 million principal amount (and accrued interest) of the 2012 Notes, the US$700 million principal amount (and accrued interest) of the 2017 Notes, respectively and the US$216 million principal outstanding amount (and accrued interest) of the 2013 Notes, to be immediately due and payable.

The failure of the Company to make the payments due under the DFI Agreements also results in events of default under various other financing agreements of the Company and its subsidiaries, aggregating approximately US$81 million and permitting lenders under such facilities to declare borrowings under these agreements to be immediately due and payable. In addition, the Company and its subsidiaries are also in default under loan agreements of approximately US$17 million, and the Lenders may declare such debt to immediately due and payable. As of December 31, 2008, the Counterparties held an aggregate of approximately US$85 million (not including accrued interest), as cash collateral for the obligations of the Company and/or its subsidiaries under the DFI Agreements. In light of these four Counterparties notices and in order to preserve the necessary cash to continue operations, the Company does not intend to make scheduled payments due February 2, 2009 of interest of US$12.9 million on its 8.625 percent Senior Notes due 2012 (the "2012 Notes") and US$31.9 million on its 9.125 percent Senior Notes due 2017 (the "2017 Notes", and together with the 2012 Notes, the "Senior Notes"). The failure of the Company to make the interest payments within 30 days after the scheduled payment date would constitute a separate event of default under the indentures governing the 2012 Notes and the 2017 Notes. Vitro intends to maintain its operations and continue its business relationships with its customers and suppliers as it seeks to achieve a restructuring of its indebtedness. As of December 31, 2008, the Company had unrestricted cash on hand and cash equivalents of approximately US$103 million, for operating costs and expenses. As previously disclosed, Vitro has initiated discussions with the Counterparties, its bondholders and its creditors to achieve an organized financial restructuring to improve its balance sheet and it continues to analyze its alternatives in regard with the DFI Agreements. There can be no assurance that the Company's discussions with the Counterparties, its bondholders, and other creditors will be successful. Vitro will provide information, from time to time, as appropriate, about developments of these discussions with the Counterparties, its bondholders, and its creditors.

The Company has adopted a significant and focused cost reduction plan, which includes reducing the Company's workforce, canceling airplane leasing contracts, divesture of non productive assets and eliminating the outsourcing of non-strategic services, as part of the measures that have been adopted by the Company to improve its Balance Sheet. It is estimated that these initiatives, as well as those aimed at reducing operating costs, drastically reducing corporate expenses and improve efficiency, will represent annual savings between $80 and US$120 million. Vitro is confident that it is taking the right steps to position the Company for the future. Vitro, with almost 100 years of existence, has a strong foundation in place with solid business operations, strong franchise and market positions and superior quality products. Vitro sees this as a temporary measure to allow the necessary time to negotiate with all parties involved while ensuring it will be able to continue providing the quality products and services its broadly diversified customers need, and also provide it with the wherewithal to pay for the materials and services it needs to manufacture such products. For many of our customers and suppliers these are trying times as well and Vitro will be there to help them get through with its continuous operation and production of quality products and services as it has done in the past.

Vitro strengthens liquidity position

On November 5, 2008, the Company informed the financial community that in order to improve its liquidity to normal operating levels, it contributed non-productive real estate assets ("the assets") to a Trust and received an initial payment of US$100 million from a Development Bank. This structure allowed the Company to make the assets immediately liquid; restoring its cash position while allowing enough time to maximize the amount the Company can receive for the assets to be sold.

AWARDS

Vitro is once again awarded the distinction of being a Socially Responsible Company for 2009

On March 12, 2009 the Company announced that its business units Glass Containers and Flat Glass as well as its subsidiary Clinica Vitro and its Corporate Offices were awarded, for the second consecutive year, the coveted certification of being a Socially Responsible Company (ESR 2009) that is awarded by the Mexican Philanthropic Center, A.C. (CEMEFI). This special distinction was awarded to Vitro in virtue of having met the established standards in the strategic area of corporate social responsibility in Mexico. These standards cover the areas of: environment, community, integral development of its employees and corporate governance.

Clinica Vitro receives the Ibero-American Quality Award for 2008

On November 3, 2008, the Company received for the fifth occasion the Ibero-American Award for Quality due to its superior competitive level of quality for its operation of Clinica Vitro. On this occasion the Company received the Silver Award for its outstanding quality standards after having competed with the most important companies, organizations and institutions from all of the Spanish speaking countries from the Americas as well as Spain and Portugal. Since the mid-nineties Vitro has received: 5 Ibero-American Quality Awards, 6 National Quality Awards and 12 State Quality Awards.

LEGAL

Vitro reached a stay in the litigation processes with derivative financial counterparties

On March 17, 2009, the Company reached stay agreements with Credit Suisse, Calyon, Merrill Lynch, Barclays, Deutsche Bank and Citibank, counterparties of derivative financial instruments. In accordance with these stipulations, the parties agreed to a continuance of the deadline for the filling of Vitro's initial responsive pledging in the Supreme Court of the State of New York and a stay of the litigation processes until April 24, 2009, allowing parties time to negotiate solutions and reach a satisfactory mutual and final agreements.

Second Collegiate Court confirms decision of first instance and appeal courts denying Pilkington's opposition to the merger of Vitro Plan into Vimexico

On February 23, 2009, the Company announced that its subsidiary Vimexico, S.A. de C.V. ("Vimexico"), was notified of the final non appealable decision issued by the Second Collegiate Court for Civil Affairs of the Fourth Circuit, ratifying the decision issued by the First Instance and Appeal Courts denying Pilkington Group Limited's ("Pilkington") opposition to the resolutions adopted at the Extraordinary Shareholders Meeting held on December 11, 2006, when the merger of Vitro Plan, S.A. de C.V. ("Vitro Plan") into Vimexico was approved. As a result of this decision of the Second Collegiate Court for Civil Affairs of the Fourth Circuit, in accordance with article 200 of the Mexican General Law of Corporations, it was ratified that all of the above mentioned resolutions are valid and binding for all shareholders, including those who voted against such resolutions. In addition, the Collegiate Court confirmed the dismissal of all claims demanded by Pilkington in its original complaint and confirmed the validity of the merger of Vitro Plan into Vimexico approved at the Extraordinary Shareholders Meeting of the now extinct Vitro Plan. The company was represented by the Mexican law firm Rivera Gaxiola y Asociados, S.C.

The Collegiate Court confirmed the decision to condemn Pilkington to pay Vimexico attorneys fees and expenses including those incurred during the appeals proceedings. Vimexico will timely file an incidental complaint to liquidate such fees and expenses. The original opinion of counsel to Vimexico that the company shall also prevail in the separate lawsuit that Pilkington initiated in October 2007, claiming that the same Extraordinary Shareholders Meeting was null and void, was likewise reinforced by this final and non appealable decision.

RATINGS

S&P reaffirms the VENACB 05 certificates' rating and removes it from CreditWatch

On March 25, 2009 Standard & Poor's ("S&P") reaffirmed the long-term Mexican domestic scale (CaVal) of 'mxAAA' for the VENACB 05 certificates backed by trade receivables generated by Compania Vidriera, S.A. de C.V. ("Covisa"), Industria del Alcali, S.A. de C.V. ("Alcali") and Comercializadora Alcali ("Comercializadora"), S. de R.L. de C.V. which are three subsidiaries of Vitro Envases Norteamerica S.A. de C.V.("VENA", subsidiary of Vitro S.A.B. de C.V.) and removed the rating from its CreditWatch list where it had been put on January 30, 2009 with negative outlook. S&P reaffirmed this rating after it received revised information from Finacity Corporation, in its role as manager of this transaction, and from Vitro, which shows an adequate and stable performance of the trade receivables that back the certificates.

VENACB 05 certificates downgraded by Moody's

On March 20, 2009 Moody's Investors Service ("Moody's") downgraded to Ba1 from Baa1 (Global Scale, Local Currency) and to Aa3.mx from Aaa.mx (Mexican National Scale) the ratings of VENACB 05 certificates of Covisa, Alcali and Comercializadora issued in March 2005 by ABN AMRO Bank (Mexico), S.A., Institucion de Banca Multiple, Division Fiduciaria, acting solely in its capacity as trustee.

The certificates are backed by trade receivables generated by Covisa and Alcali (Comercializadora was merged with Covisa in mid 2008), which are glass container subsidiaries of Vitro. The rating action was driven by the following events. First, according to the most recent servicer report for the transaction (for the month of January 2009), transaction performance has deteriorated. The monthly default ratio increased from 0.63% in September 2008 to 2.79% in December 2008. While in January 2009 this ratio decreased to 2.54% it continues to be well above its historical average of 0.47%. Similarly, the 3-month average default ratio has increased steadily from 0.82% in September 2008 to 2.42% in January 2009. Historically, this ratio has been below 1%. According to the January 2009 servicer report the transaction has reserves of 25.56%. According to the company, the system migration from J.D. Edwards to S.A.P. that started in late September 2008 impacted some of the reports. Vitro and Finacity continue to review the reported information. Second, on January 26, 2009, Moody's downgraded Vitro's rating to Ca from Caa1. In addition, the current economic environment may pressure the company's business and may place further stress in the performance of the securitized receivables. The rating action also reflects the uncertainties related to a potential bankruptcy of the originator and its impact on the transaction, as well as the fact that the transaction is scheduled to start amortizing on March 26, 2009.

Vitro's rating downgraded by Fitch

 On February 9, 2009, the Company's Issuer Default Ratings ("IDRs") were downgraded to 'D' from 'C', while the national scale long-term rating and the Certificados Bursatiles issuances were downgraded to 'D(mex)' from 'C(mex)' by  Fitch Ratings ("Fitch"). In addition, Fitch has affirmed the following ratings:

  US$300 million senior notes due 2012 at 'CC/RR4';

  US$225 million senior notes due 2013 at 'CC/RR4';

  US$700 million senior notes due 2017 at 'CC/RR4'.

According to Fitch, the rating downgrades followed Vitro's announcement that it was not going to make the payment of the Certificados Bursatiles 'VITRO 03' for approximately $150 million pesos plus accrued interest. The 'CC/RR4' rating on Vitro's Sr. notes reflects average recovery prospects given default.

Vitro's rating downgraded by Standard & Poor's

On February 2, 2009, the Company's global scale ratings, including the long-term corporate credit rating, were downgraded to 'D' from 'CC' by S&P. At the same time, S&P lowered the Company's long-term Mexican national scale (CaVal) rating to 'mxD' from 'mxCCC'. The recovery rating on the notes remains at '3'. According to S&P, the downgrade is based on Vitro's failure to pay its coupon payments due Feb. 2. Although the notes allow a 30-day grace period, the Company has indicated that it does not intend to make scheduled payments of interest of US$12.9 million on its 8.625 percent senior notes due 2012 and US$31.9 million on its 9.125 percent senior notes due 2017. Vitro is Mexico's leading producer of glass containers and has a significant share of the Mexican flat-glass market. Vitro's export activities and international operations contribute to about 58 percent of total revenues.

Vitro's rating downgraded by Moody's

On January 26, 2009,  the Company's unsecured debt and corporate family ratings  were downgraded to Ca from Caa1 by Moody's. This rating action concludes the rating review initiated on October 30, 2008. The ratings outlook is negative. The downgrade reflects Moody's belief that Vitro's liquidity has continued to weaken in the past several weeks as economic conditions in the company's key markets have deteriorated further, increasing the likelihood that it may not be able to meet its upcoming near term financial obligations. The latter include a US$45 million coupon payment on February 1, 2009 under its 2012 and 2017 notes and an estimated US$20 million in long term debt maturities during 1Q09. The company also has a contractual commitment to pay about US$29 million in remaining ten monthly installments during 2009, related to the put option exercised by its Spanish joint venture partner in 2008.

The Ca rating reflects the Moody's expectation of modest recovery for the senior unsecured debt class in the case of default. The negative outlook reflects the risk that ultimate recovery level may be lower than currently expected. The last rating action on Vitro was on October 30, 2008, when Moody's downgraded the company's ratings to Caa1 from B2 and left the ratings on review for further downgrade.

ORGANIZATIONAL CHANGES

Vitro's new executive team

On November 18, 2008, the Company announced the new executive team reporting to Hugo Lara, Vitro's CEO. Roberto Rubio, who was the President of Diverse Industries and Central Technology, was designated as President of the Flat Glass business unit, formerly in charge of Hugo Lara. Roberto's previous experience as head of such business unit will be a key issue for its future performance. The Technology function will be integrated to Vitro's Flat Glass and Glass Containers businesses units. Enrique Osorio, former Chief Financial Officer, decided to retire from the Company. The Finance and Administrative areas were merged and are in charge of Claudio Del Valle. David Gonzalez continues as Glass Containers President and Alejandro Sanchez Mujica as President Legal and General Counsel.

The Board of Directors designated Hugo Lara as Vitro's Chief Executive Officer

On November 14, 2008, the Company announced that it was taking the necessary measures in order to embrace the current worldwide financial situation and with this purpose, the Board of Directors decided to provide a professional approach to the Company's management by integrating an independent executive, designating Hugo Lara as the new CEO of Vitro. Federico Sada, former CEO will continue as a member of the Board of Directors.

Before working at Vitro, Hugo Lara led Parmalat in Mexico as its CEO. During his more than five years career in the Company, he has been in charge of several executive positions and was former Flat Glass business unit President. Hugo Lara stated that he will immediately focus on a cost and expenses reduction program, as well as to an organizational restructuring process in order to strengthen Vitro's financial position and liquidity. At the same time, he commented that each of the Company's business unit's plans will be reviewed to assure its viability through the challenging financial environment we are facing. The Board of Directors pointed out that it will closely follow each and every one of the actions implemented in the future by the Company to assure it continues creating value for its customers, shareholders, suppliers, investors, employees, financial institutions and other key audiences.

OTHER

Vitro and its Joint Venture partners agree on extended payment period for purchase of Vitro Cristalglass shares

On January 9, 2009, the Company announced that its subsidiary Vimexico, S.A. de C.V. in conjunction with the Prado Family members and Invergar Participaciones Inmobiliarias, S.L., the joint venture partners in its Spanish subsidiary Vitro Cristalglass, S.L. ("Vitro Cristalglass"), agreed to extend the distribution of payment for the purchase by Vimexico of its joint venture partners' 40 percent stake in Vitro Cristalglass through the remainder of 2009. During the third quarter of 2008, Vimexico made a partial payment to its joint venture partners of approximately 4 million Euros. The agreement to extend the payment period for its joint venture partners' interest in Vitro Cristalglass is consistent with a number of actions Vitro has undertaken to strengthen its balance sheet and enhance liquidity.

Vitro receives notice of fewer glass containers orders from Grupo Modelo

On December 18, 2008, the Company announced that Grupo Modelo ("Modelo"), one of its key customers in the Glass Container business unit, notified Vitro that, due to the current world market contraction, it reduced its beer bottles requirements. Both companies continue conversations in order to find common solutions that minimize the impact of this volume decrease. Several alternatives are being analyzed including giving Vitro the priority on Modelo's new product developments as well as anticipating 2009 shipments to ensure Vitro's production programs continuity. Vitro and Modelo have worked together for over 40 years in a mutually beneficial business relationship that has allowed both companies to achieve a significant growth in sales and profits. The volume reduction impact in Vitro's annual consolidated sales figures for 2009, will be of approximately 6.9 percent of 2008 estimated sales. In anticipation of this volume reduction, the Glass Container business unit will optimize its production capacity in order to maximize utilization and efficiencies of its manufacturing facilities to support its existing business base as well as taking advantage of new business opportunities.

Vitro strengthens its growing glass containers business in Central America and the Caribbean Markets

On December 10, 2008, the Company announced that together with its two Central American partners, they decided to share the control of the daily operations of Panama-based Empresas Comegua, S.A. ("Comegua"). This decision is intended to further drive glass containers business growth in the Central American and Caribbean markets. Vitro will maintain its 49.7 percent interest in Comegua, whose operations will continue to be benefited with the indubitable contributions and knowledge of all of its partners in glass containers manufacturing and market penetration. As a result of this decision, Vitro now accounts its 49.7 percent participation in Comegua under the equity method, therefore, majority stockholders' equity and majority net income are not affected. Vitro and its partners London Overseas, Inc. and Golden Beer, Inc. have participated in the Comegua joint venture since 1964. Comegua is by far the most important glass containers manufacturer in the region, and maintains a strong market presence in Central America and the Caribbean. Comegua last twelve months 3Q'08 sales and EBITDA were approximately US$216 MM and US$32 MM, respectively.

Vitro launches in Europe its new line of self cleaning glass ECOPURE

On January 23, 2009, the Company announced the launching of its new product line ECOPURE, its new self cleaning glass, through its European affiliate Vitro Cristalglass. ECOPURE is a glass called hydrophobic that is very resistant and colorless which substantially improves visibility during and after it rains. Its exclusive coating destroys organic contaminants on its surface and increases the sliding action of the water over the glass thus allowing for easy elimination of dirt and reduces considerably the frequency of manual window washing. ECOPURE is a glass that can be combined with other products from the product selection of Vitro Cristalglass as the treatment is applied on just one face of the glass surface.

Inauguration of Telefonica's new City of Communications, the largest corporate project in Europe

On October 8, 2008, the new corporate home of Telefonica, District C, was officially inaugurated. Telefonica's new City of Communications, with its 140,000 square meters of glazed surfaces in the facades, is now the largest urban development in terms of glass ever carried out in Spain and in Europe. For this project, Vitro Cristalglass specifically designed SUPERDUAL-T, a product that enables substantial energy savings due to its optimal solar factor. In addition, Vitro Cristalglass supplied MULTIPACT over extra-clear glass and SOLARLUX Supernatural 70/40.

Glass Containers

(54 percent of 2008 Consolidated Sales)

Sales

Sales for the quarter decreased 18.5 percent YoY to US$275 million from US$337 million.

The main drivers behind the 16.9 percent YoY decrease in domestic sales were a 28.2 percent depreciation of the Mexican peso during the quarter coupled with lower volumes across all segments due to the effect of the complicated economic environment on demand.

Export sales decreased 14.1 percent due to lower volumes in almost every segment which were partially offset by an improved price mix in the soft drinks, food and wine & liquor markets.

Sales from Glass Containers' foreign subsidiaries decreased 30.7 percent YoY due to the deconsolidation of Comegua, our subsidiary in Central and South America, starting December 1st 2008.

EBIT and EBITDA

EBIT for the quarter decreased 61.0 percent YoY to US$25 million from US$65 million in 4Q'07. EBITDA for the same period decreased 34.2 percent to US$50 million from US$76 million. On a comparable basis, excluding Comegua which was deconsolidated since December 2008, EBITDA would have decreased 30.7 percent YoY.

During this quarter, EBIT and EBITDA were affected by lower volumes (lower fixed-cost absorption) which were partially offset by better efficiencies in the new CFT plant in Toluca, Vitro Cosmos ("Cosmos"), and cost-reduction projects.

EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 77 percent of total EBITDA, decreased 37 percent YoY due to the above mentioned factor.

Table 7: Glass Containers
Table 7
Glass Containers
(Million)
			YoY%			YoY%
	4Q'08	4Q'07	Change	2008	2007	Change

Pesos(1)
Consolidated Net sales	3,646	3,672	(0.7)	15,484	14,639	5.8
Net Sales
Domestic Sales	2,337	2,059	13.5	9,028	8,372	7.8
Exports	870	979	(11.1)	4,179	4,027	3.8
Foreign Subsidiaries	439	634	(30.8)	2,276	2,240	1.6
EBIT	330	705	(53.2)	1,661	2,085	(20.3)
EBITDA	660	828	(20.3)	2,776	3,100	(10.5)

EBIT Margin	9.1%	19.2%	-10.1 pp	10.7%	14.2%	-3.5 pp
EBITDA Margin	18.1%	22.5%	-4.4 pp	17.9%	21.2%	-3.3 pp

Nominal Dollars
Consolidated Net sales	275	337	(18.5)	1,406	1,317	6.8
Domestic Sales	157	189	(16.9)	814	749	8.6
Export Sales	77	90	(14.1)	383	365	5.1
Foreign Subsidiaries	40	58	(30.7)	209	203	3.0
EBIT	25	65	(61.0)	152	188	(18.7)
EBITDA	50	76	(34.2)	252	278	(9.4)

EBIT Margin	9.2%	19.2%	-10 pp	10.8%	14.2%	-3.4 pp
EBITDA Margin	18.2%	22.6%	-4.4 pp	17.9%	21.1%	-3.2 pp

Glass Containers
Domestic (Millions of Units)	959	1,206	(20.5)	4,704	4,841	(2.8)
Exports (Millions of Units)	295	356	(17.2)	1,351	1,347	0.3
Total	1,254	1,562	(19.7)	6,055	6,187	(2.1)

Installed capacity utilization (furnaces)	72%	94%	-22 pp

Alcali (Thousands Tons sold)*	162	163	(0.8)	659	636	3.6

(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
* Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

 Flat Glass

(45 percent of 2008 Consolidated Sales)

Sales

Flat Glass sales for the quarter decreased 18.0 percent YoY to US$256 million from US$312 million.

Domestic sales decreased 4.3 percent YoY mainly as result of lower volumes in the automotive business line and in the float glass market coupled with the effect on prices of the Mexican peso depreciation during the quarter.

Export sales decreased 40.2 percent YoY due to lower volumes in the automotive business line. This situation was partially offset by higher float glass volumes sold to South and Central American markets.

Automotive sales declined 23 percent YoY driven by lower sales in the OEM business line, the exchange rate effect on the prices of the domestic Auto Glass Replacement ("AGR") market, and lower export AGR sales as we continue to focus on the domestic replacement market. These factors were partially offset by a 5 percent volume increase YoY in the domestic AGR market during 4Q'08.

Sales from foreign subsidiaries decreased 16.8 percent YoY to US$145 million from US$174 million as a result of weakening markets and softening demand.

EBIT & EBITDA

EBIT for the quarter decreased YoY to negative US$6 million from US$20 million while EBITDA decreased 75.9 percent YoY to US$7 million from US$30 million. During the same period, EBIT and EBITDA margins decreased 8.8 and 6.9 percentage points respectively.

On a YoY comparison, lower volumes (with the consequent lower fixed-cost absorption) derived from sluggish construction and automotive markets had a negative impact on EBIT and EBITDA.

Table 8: Flat Glass
Table 8
Flat Glass
(Million)
			YoY%			YoY%
	4Q'08	4Q'07	Change	2008	2007	Change

Pesos(1)
Consolidated Net sales	3,395	3,418	(0.7)	13,187	13,591	(3.0)
Net Sales
Domestic Sales	1,001	861	16.3	3,461	3,274	5.7
Exports	467	642	(27.3)	2,368	2,646	(10.5)
Foreign Subsidiaries	1,928	1,916	0.6	7,358	7,671	(4.1)
EBIT	(89)	218	--	186	782	(76.3)
EBITDA	90	331	(72.7)	789	1,320	(40.3)

EBIT Margin	-2.6%	6.4%	-9 pp	1.4%	5.8%	-4.4 pp
EBITDA Margin	2.7%	9.7%	-7 pp	6.0%	9.7%	-3.7 pp

Nominal Dollars
Consolidated Net sales	256	312	(18.0)	1,191	1,210	(1.6)
Domestic Sales	76	80	(4.3)	313	296	5.9
Export Sales	35	59	(40.2)	217	237	(8.6)
Foreign Subsidiaries	145	174	(16.8)	661	677	(2.4)
EBIT	(6)	20	--	20	69	(70.7)
EBITDA	7	30	(75.9)	74	116	(36.5)

EBIT Margin	-2.4%	6.4%	-8.8 pp	1.7%	5.8%	-4.1 pp
EBITDA Margin	2.8%	9.7%	-6.9 pp	6.2%	9.7%	-3.5 pp

Volumes
Flat Glass (Thousands of m2R)(2),(3)	31,816	33,871	(6.1)	133,089	132,790	0.2

Capacity utilization
Float Glass furnaces(4)	109%	110%	-1.2 pp
Flat Glass auto	70%	76%	-6.1 pp
(1)   Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) Flat Glass volumes only include float and automotive glass manufactured at our Mexican subsidiaries
(3) m2R = Reduced Squared Meters
(4) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

CONSOLIDATED
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Fourth Quarter						January - December
INCOME STATEMENT	Pesos(1)			Nominal Dollars			Constant Pesos			Nominal Dollars
	2008	2007	% Var.	2008	2007	% Var.	2008	2007	% Var.	2008	2007	% Var.
Consolidated Net Sales	7,147	7,190	(0.6)	538	659	(18.2)	29,013	28,591	1.5	2,627	2,560	2.6
Cost of Sales	5,212	4,763	9.4	392	436	(10.1)	21,279	20,188	5.4	1,927	1,807	6.7
Gross Income	1,935	2,427	(20.2)	146	223	(34.3)	7,735	8,404	(8.0)	701	753	(7.0)
SG&A Expenses	1,748	1,560	12.1	132	143	(8.1)	6,024	5,700	5.7	540	512	5.6
Operating Income	187	867	(78.4)	15	79	(81.5)	1,710	2,704	(36.7)	160	242	(33.7)
			--			--
Other Expenses (Income), net	398	268	48.5	29	25	17.9	495	869	(43.0)	38	77	(50.5)
Share in earnings of unconsolidated associated companies	5	-	--	0	-	--	5	-	--	0	-	--
			--			--						#DIV/0!
Interest Expense	(544)	(390)	39.5	(41)	(36)	14.2	(1,691)	(1,703)	0.7	(151)	(152)	1.0
Interest Income	16	10	57.8	1	1	29.9	58	175	(67.0)	5	16	(66.6)
Other Financial Expenses (net)*	(1,957)	(45)	--	(149)	(4)	--	(4,222)	(509)	(729.0)	(367)	(46)	(704.5)
Exchange Loss	(3,367)	(2)	--	(257)	0	--	(3,221)	(94)	--	(240)	(7)	--
Gain from Monet. Position	-	175	--	-	16	--	-	471	--	-	42	--
Total Financing Result	(5,852)	(253)	--	(446)	(23)	--	(9,076)	(1,660)	(446.8)	(752)	(147)	(412.6)

Inc. (loss) bef. Tax	(6,057)	346	--	(460)	32	--	(7,857)	174	--	(630)	18	--
Income Tax	(1,582)	(169)	(836.9)	(117)	(16)	(648.8)	(2,139)	44	--	(169)	3	--
Net Inc. (loss) Cont. Opns.	(4,475)	515	--	(343)	48	--	(5,718)	131	--	(461)	14	--
Income (loss)of Discont. Oper.	-	-	--	-	-	--	-	-	--	-	-	--
Income on disposal of discontinued operations	-	-	--	-	-	--	-	-	--	-	-	--
Extraordinary Items, Net	-	-	--	-	-	--	-	-	--	-	-	--
Net Income (Loss)	(4,475)	515	--	(343)	48	--	(5,718)	131	--	(461)	14	--
Net Income (loss) of Maj. Int.	(4,419)	476	--	(338)	44	--	(5,659)	(13)	--	(456)	2	--
Net Income (loss) of Min. Int.	(56)	39	--	(5)	4	--	(58)	143	--	(5)	12	--

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, (Million)

	Pesos(1)			Nominal Dollars
BALANCE SHEET	2008	2007	% Var.	2008	2007	% Var.	FINANCIAL INDICATORS(2)	4Q'08	4Q'07
Cash & Cash Equivalents	1,430	1,638	(12.7)	103	151	(31.4)	Debt/EBITDA (LTM, times)	5.6	3.4
Trade Receivables	1,457	1,629	(10.5)	105	150	(29.7)	EBITDA/ Interest. Exp. (LTM, times)	2.1	2.6
Inventories	4,178	4,120	1.4	302	379	(20.3)	Debt / (Debt + Equity) (times)	0.9	0.6
Other Current Assets	3,033	3,749	(19.1)	219	345	(36.5)	Debt/Equity (times)	6.2	1.6
Total Current Assets	10,098	11,136	(9.3)	730	1,025	(28.8)	Total Liab./Stockh. Equity (times)	9.4	2.4
							Curr. Assets/Curr. Liab. (times)	0.4	1.6
Prop., Plant & Equipment	17,272	17,842	(3.2)	1,249	1,642	(24.0)	Sales/Assets (times)	0.9	0.9
Deferred Assets	5,599	3,069	82.4	405	282	43.3	EPS (Ps$) *	(12.33)	1.33
Other Long-Term Assets	92	141	(34.7)	7	13	(48.7)	EPADR (US$) *	(2.83)	0.37
Investment in Affiliates(3)	996	-	--	72	-	--
Total Assets	34,057	32,188	5.8	2,462	2,962	(16.9)
							* Based on the weighted average shares outstanding.
Short-Term & Curr. Debt(4)	18,488	943	1,860.5	1,337	87	1,440.1	OTHER DATA
Trade Payables	2,355	2,462	(4.3)	170	227	(24.8)	# Shares Issued (thousands)	386,857	386,857
Other Current Liabilities*	7,447	3,736	99.3	538	344	56.6
Total Curr. Liab.	28,290	7,141	296.2	2,045	657	211.2	# Average Shares Outstanding
Long-Term Debt	1,755	13,975	(87.4)	127	1,286	(90.1)	(thousands)	358,505	358,538
Other LT Liabilities	726	1,687	(57.0)	52	155	(66.2)
Total Liabilities	30,771	22,802	35.0	2,225	2,098	6.0	# Employees(5)	19,385	24,442

Majority interest	1,882	7,425	(74.7)	136	683	(80.1)
Minority Interest	1,404	1,960	(28.4)	101	180	(43.8)
Total Shar. Equity	3,285	9,386	(65.0)	238	864	(72.5)

(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) Financial ratios are calculated using figures in pesos
(3) Investment in Affiliates includes 49.7% participation in Comegua under the equity method starting December 2008, as a result of the deconsolidation of Comegua.
(4) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term
(5) The total number of employees for 2008 does not include Comegua
* Please refer to the Derivative Financial Instruments Situation section

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Fourth Quarter						January - December
	Pesos(1)			Nominal Dollars			Constant Pesos			Nominal Dollars
	2008	2007	%	2008	2007	%	2008	2007	%	2008	2007	%
GLASS CONTAINERS
Net Sales	3,659	3,679	-0.5%	276	338	-18.4%	15,524	14,676	5.8%	1,410	1,321	6.8%
Interd. Sales	13	7	101.2%	1	1	65.1%	40	37	9.0%	4	3	9.9%
Con. Net Sales	3,646	3,672	-0.7%	275	337	-18.5%	15,484	14,639	5.8%	1,406	1,317	6.8%
Expts.	870	979	-11.1%	77	90	-14.1%	4,179	4,027	3.8%	383	365	5.1%
EBIT	330	705	-53.2%	25	65	-61.0%	1,661	2,085	-20.3%	152	188	-18.7%
Margin (2)	9.1%	19.2%		9.2%	19.2%		10.7%	14.2%		10.8%	14.2%
EBITDA	660	828	-20.3%	50	76	-34.2%	2,776	3,100	-10.5%	252	278	-9.4%
Margin (2)	18.1%	22.5%		18.2%	22.6%		17.9%	21.2%		17.9%	21.1%

Glass containers volumes (MM Pieces)
Domestic				959	1,206	-20.5%				4,704	4,841	-2.8%
Exports				295	356	-17.2%				1,351	1,347	0.3%
Total:Dom.+Exp.				1,254	1,562	-19.7%				6,055	6,187	-2.1%

Soda Ash (Thousand Tons)				162	163	-0.8%				659	636	3.6%

FLAT GLASS
Net Sales	3,401	3,423	-0.7%	256	313	-18.0%	13,230	13,605	-2.8%	1,195	1,212	-1.4%
Interd. Sales	6	5	4.2%	0	0	-13.0%	42	14	198.5%	4	1	208.4%
Con. Net Sales	3,395	3,418	-0.7%	256	312	-18.0%	13,187	13,591	-3.0%	1,191	1,210	-1.6%
Expts.	467	642	-27.3%	35	59	-40.2%	2,368	2,646	-10.5%	217	237	-8.6%
EBIT	(89)	218	--	(6)	20	--	186	782	-76.3%	20	69	-70.7%
Margin (2)	-2.6%	6.4%		-2.4%	6.4%		1.4%	5.8%		1.7%	5.7%
EBITDA	90	331	-72.7%	7	30	-75.9%	789	1,320	-40.3%	74	116	-36.5%
Margin (2)	2.7%	9.7%		2.8%	9.7%		6.0%	9.7%		6.2%	9.6%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				31,816	33,871	-6.1%				133,089	132,790	0.2%

CONSOLIDATED (4)
Net Sales	7,166	7,201	-0.5%	540	660	-18.2%	29,096	28,643	1.6%	2,635	2,565	2.7%
Interd. Sales	19	12	58.2%	1	1	30.5%	83	51	61.6%	8	5	65.0%
Con. Net Sales	7,147	7,190	-0.6%	538	659	-18.2%	29,013	28,591	1.5%	2,627	2,560	2.6%
Expts.	1,337	1,621	-17.5%	112	149	-24.4%	6,547	6,673	-1.9%	600	601	-0.3%
EBIT	187	867	-78.4%	15	79	-81.5%	1,710	2,704	-36.7%	160	242	-33.7%
Margin (2)	2.6%	12.1%		2.7%	12.1%		5.9%	9.5%		6.1%	9.4%
EBITDA	772	1,100	-29.8%	59	101	-41.8%	3,605	4,379	-17.7%	329	391	-15.9%
Margin (2)	10.8%	15.3%		10.9%	15.3%		12.4%	15.3%		12.5%	15.3%
(1) Financial data for year 2008 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding new Mexican Financial Reporting Standards on page 2.
(2) EBIT and EBITDA Margins consider Consolidated Net Sales.
(3) m2R = Reduced Squared Meters
(4) Includes corporate companies and other's sales and EBIT.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Danielle Birrer Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico/Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: March 30, 2009